Exhibit A Series of the Trust

As amended March 25, 2025

The following Funds are covered under this agreement:

Strategy Shares Nasdaq 7HANDL™ Index ETF
Strategy Shares Newfound/ReSolve Robust Momentum ETF
Strategy Shares Gold Enhanced Yield ETF
Monopoly ETF

Strategy Shares

By: /s/ Tobias Caldwell
Print Name: Tobias Caldwell

Title: Trustee

MFund Services LLC

By: /s/ Jerry Szilagyi
Print Name: Jerry Szilagyi
Title: President